EXHIBIT 99.1

Stantec selected to design £4 billion battery manufacturing facility

The new battery plant will support the United Kingdom’s green energy transition and provide a vital boost to jobs and the economy

EDMONTON, Alberta and LONDON, Feb. 29, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, has been selected to provide integrated design services for Agratas, Tata Group’s global battery business, who are building a battery cell manufacturing facility on the Gravity Smart Campus in the United Kingdom (UK). The new advanced manufacturing facility, comprising three separate buildings with associated ancillary structures, will create up to 4,000 jobs on site over the lifespan of the project and thousands more in the supply chain.

With innovative technologies and resource efficient processes, the facility will produce high-quality, high-performance, sustainable battery cells. The next generation of batteries will support Britain’s energy transition and power hundreds of thousands of electric vehicles. This is one of the most significant manufacturing investments in the UK, and the factory will be one of the largest of its kind in Europe.

“The Agratas facility will be pioneering in battery cell production, addressing demand in the advanced manufacturing space in the UK head-on, while benefiting productivity, the climate, and the economy,” said Gord Johnston, president and chief executive officer of Stantec. “Stantec has strong capabilities in the advanced manufacturing space, and we look forward to working closely with Agratas to provide our significant breadth and depth of experience and support the successful completion of its project.”

“We look forward to working with Stantec to design the UK’s largest battery cell manufacturing facility. Using state-of-the-art technology, our facility will power the transition to electric mobility and clean energy storage,” said Joe Hibbert, vice president of Capital Projects, Agratas. “Our partnership with Stantec is the next step in our mission to deliver best-in-class battery solutions for our global customers.”

Over the last 15 years, Stantec has been instrumental in paving the way for the Gravity site to be selected as the UK home for Agratas’ new manufacturing facility. The firm served as a strategic advisor for the Gravity site, leading the Local Development Order consenting process, making it an attractive inward investment opportunity. Stantec has provided a variety of services including engineering design, planning, environmental, technical services, and project management at the site.

Providing integrated services
Pairing global expertise with extensive local knowledge, Stantec will provide architecture, mechanical, electrical, plumbing, structural, and civil engineering services, as well as risk management, planning compliance, BIM management, landscape architecture, and more. Drees & Sommer, a key partner for Stantec, is providing clean room/dry room design services while additional consultants will provide fire protection engineering and building control services.

Advancing manufacturing for a sustainable future
Stantec’s industry-leading integrated architectural and engineering team works within the global industrial sector, helping advanced manufacturing clients improve their operations, reduce costs, and optimize production flows.

Manufacturers are increasingly seeking to simplify their supply chains, bringing production closer to demand, with many companies opting to add new factories to increase net capacity. Developing clean energy sources can mitigate global supply chain challenges while benefiting the climate and economy.

Learn more about Stantec’s advanced manufacturing solutions. Find out more about Stantec in the UK and its range of interdisciplinary services at www.stantec.com/uk.

About Agratas
Agratas is a global battery business within the Tata Group. We will design, develop and manufacture high-quality, high-performance, sustainable battery solutions for multiple applications to match our customers’ requirements.
Derived from the Sanskrit word ‘Agra’, the world’s oldest language, our name stands for leadership and moving forward. Combined with ‘Gravitas’, it reflects our ambition to be purpose driven, pioneering power for future generations.

We have entered our industrialisation phase, building world-class gigafactories in India and the UK, and unlocking green growth opportunities for global customers in the mobility and energy sectors.

Our sustainability-first approach will accelerate the global transition to net zero. Our facilities are designed to be powered by clean sources of electricity, including purpose-built renewable energy plants, to support our goal of 100% clean power across all our operations.

Using a circular design mindset, we adopt resource efficient processes, to reuse, recycle and recover materials back into production, delivering a sophisticated circular economy ecosystem.

We are committed to developing the next generation of battery technologies. Our R&D Innovation Hubs in India and the UK are empowered to accelerate technological breakthroughs across our entire value chain, working in partnership with leading universities and research institutions to deliver cleaner, greener, more sustainable batteries for our customers.

Together, we will pioneer the innovative battery solutions of the future.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (587) 579-2086
jess.nieukerk@stantec.com

Design with community in mind